UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

LANTRONIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

516548203
(CUSIP Number)

Chain of Lakes Investment Fund, LLC 8101 34th Avenue South, Suite 400 Bloomington, Minnesota 55425 Attention: Timothy O’Connell Telephone: (702) 807-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	516548203

1	NAMES OF REPORTING PERSONS
Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,232,044 shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,232,044 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,232,044 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Percentage calculated based on 23,063,077 shares of common stock, par value $0.0001 per share, outstanding as of November 8, 2019, as reported in the Form 10-Q for the quarterly period ended September 30, 2019, of Lantronix, Inc.

SCHEDULE 13D

CUSIP No.	516548203

1	NAMES OF REPORTING PERSONS
Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,232,044 shares (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,232,044 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,232,044 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	As described in Item 2, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to this Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(2)	Percentage calculated based on 23,063,077 shares of common stock, par value $0.0001 per share, outstanding as of November 8, 2019, as reported in the Form 10-Q for the quarterly period ended September 30, 2019, of Lantronix, Inc.

Item 1.	Security and Issuer

This statement 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 7535 Irvine Center Drive, Suite 100, Irvine, CA 92618.

Item 2.	Identity and Background

(a) - (c)	This Statement is filed by Chain of Lakes Investment Fund, LLC (“COLIF”) and Christopher B. Woodruff (each, a "Reporting Person"). Mr. Woodruff may be deemed to have shared voting and shared dispositive power over the Common Stock owned by COLIF (the "Shares") as result of his position as President of COLIF. The principal business address of each Reporting Person is 8101 34th Avenue South, Suite 400, Bloomington, MN 55425. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d)	None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	COLIF is a Delaware limited liability company. Mr. Woodruff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,232,044 shares of Common Stock acquired was approximately $4,111,359 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management regarding means to create stockholder value.

Item 5.	Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, COLIF beneficially owns the Common Shares noted on COLIF’s cover page hereto. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(c)	Except as set forth in the Schedule of Transactions by the Reporting Persons which is attached as Exhibit 1 and incorporated by reference hereto, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 2 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Schedule of Transactions by the Reporting Persons
2	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name: Christopher B. Woodruff
Title: President

/s/ Christopher B. Woodruff
Christopher B. Woodruff